Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

October 19, 2015

RE: IMPORTANT INFORMATION REGARDING YOUR GE CANADA STOCK SAVING PLAN (EPSP)

GE Canada Stock Saving Plan Holder,

We are writing to announce important information affecting your GE Stock Saving account (EPSP). In 2014, General Electric Company (NYSE: GE) completed an initial public offering of its North American Retail Finance business (now Synchrony Financial (NYSE: SYF)). To complete its exit from this business, GE has announced a split-off transaction for the rest of its Synchrony Financial stock holdings. This transaction involves an offer by GE to exchange all of its remaining shares of Synchrony Financial common stock to electing GE stockholders for shares of GE common stock. As a GE stockholder, assuming you take action as described below, you have the opportunity to participate in this exchange offer should you so choose and tender all or a portion of your shares of GE common stock.

For detailed information regarding the exchange offer of GE common stock for Synchrony Financial common stock please refer to the enclosures.

If you choose to participate in this exchange offer you will need to take action with respect to your GE Stock Saving Plan (EPSP) account. Under the terms of the GE Stock Saving Plan, you are only able to hold GE stock in your Stock Savings account with Sun Life Financial. Therefore, in order to participate in the exchange offer, you will need to first transfer your GE shares from Sun Life Financial to a brokerage account at another financial institution. This process can take up to ten business days.

For your convenience, we have enclosed a share transfer form to allow you to transfer your GE shares with Sun Life Financial to a brokerage account of your choosing. However, simply opening a brokerage account or transferring your GE shares from Sun Life Financial does not mean that you have chosen to participate in the exchange offer. Once your shares are received by your broker, they will provide you instructions on how you may exchange your GE shares into Synchrony Financial common stock.

Please be advised that should you choose to transfer all or a portion of your GE shares with Sun Life Financial to another financial institution you will be charged a fee of $40 dollars. As this is a transaction from a non-registered product, it can also trigger realized capital gains or losses.

If you choose to take part in the exchange please have all information on the attached transfer form completed and return to:

Sun Life Financial

PO Box 2025 Stn Waterloo

Waterloo, ON N2J 0B4

Or alternatively you can fax your share transfer form to 1-877-818-3143.

Should you have any questions about this matter, please contact Sun Life Financial’s Customer Care Centre at 1-866-877-8612 open 8 a.m. to 8.p.m. Monday to Friday EST.

Sincerely,

Diana McNiven

Manager, Compensation & Benefits

GE Canada

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony Financial has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony Financial and related matters, and GE has delivered the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of GE, Synchrony Financial or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of GE common stock may obtain the Prospectus and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony Financial file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of GE common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2137 (internationally).

19 octobre 2015

OBJET : INFORMATION IMPORTANTE CONCERNANT VOTRE RÉGIME D’ÉPARGNE-ACTIONS DE GE CANADA (RPEB)

Cher/Chère participant(e) au Régime d’épargne-actions de GE Canada,

Nous vous écrivons pour vous annoncer d’importants renseignements touchant votre Régime d’épargne-actions de GE Canada (RPEB). En 2014, la Compagnie Générale Électrique (NYSE : GE) a terminé un premier appel public à l’épargne de son secteur de financement commercial d’Amérique du Nord (maintenant Synchrony Financial [NYSE : SYF]). Pour mener à bien son départ de ce secteur, GE a annoncé une transaction de scission-échange pour le reste de ses actions de Synchrony Financial. Cette transaction comporte une offre par GE d’échanger le reste de ses actions ordinaires de Synchrony Financial à certains actionnaires de GE contre des actions ordinaires de GE. En tant qu’actionnaire de GE, si vous prenez les mesures indiquées ci-dessous, vous aurez l’occasion de participer à cette offre d’échange, si vous le désirez, et de présenter vos actions ordinaires de GE, en tout ou en partie.

Pour obtenir de plus amples détails sur cette offre d’échange d’actions ordinaires de GE pour des actions ordinaires de Synchrony Financial, veuillez consulter les documents ci-joints.

Si vous choisissez de participer à cette offre d’échange, vous devrez prendre des mesures concernant votre compte de Régime d’épargne-actions de GE Canada (RPEB). En vertu des conditions du Régime d’épargne-actions de GE, votre portefeuille de la Financière Sun Life ne peut contenir que des actions de GE. Donc, pour participer à l’offre d’échange, vous devrez d’abord transférer vos actions de GE de votre portefeuille de la Financière Sun Life à un compte de courtage d’une autre institution financière. Ce processus peut prendre jusqu’à dix jours ouvrables.

Pour plus de commodité, nous avons joint un formulaire de transfert d’actions qui vous permettra de transférer vos actions de GE de votre portefeuille de la Financière Sun Life à un compte de courtage de votre choix. Cependant, le simple fait d’ouvrir un compte de courtage ou de transférer vos actions de votre compte de la Financière Sun Life ne signifie pas que vous avez choisi de participer à l’offre d’échange. Une fois que votre courtier aura reçu vos actions, il vous indiquera comment vous pouvez échanger vos actions de GE pour des actions ordinaires de Synchrony Financial.

Soyez avisé(e) que si vous décidez de transférer une partie ou la totalité de vos actions de GE dans votre compte de la Financière Sun Life vers une autre institution financière, vous devrez payer des frais de 40 $. Puisqu’il s’agit d’une transaction d’un produit non inscrit, elle peut générer des gains ou des pertes en capital.

Si vous décidez de participer à l’échange, veuillez remplir entièrement le formulaire de transfert ci-joint et le retourner à :

Financière Sun Life

PO Box 2025 Stn Waterloo

Waterloo (Ontario) N2J 0B4

Vous pouvez également envoyer le formulaire par télécopieur au 1 877 818-3143.

Si vous avez des questions à ce sujet, n’hésitez pas à communiquer avec le Centre de service à la clientèle de la Financière Sun Life au 1 866 877-8612, de 8 h à 20 h, HNE, du lundi au vendredi.

Salutations distinguées,

Diana McNiven

Gestionnaire de la rémunération et des avantages sociaux

GE Canada

Renseignements supplémentaires et où les trouver

Ce document est à titre informatif uniquement et ne constitue ni une offre de vente ou la sollicitation d’une offre d’achat de titres, ni une recommandation quant à savoir si les investisseurs devraient participer à l’offre d’échange. Synchrony Financial a déposé auprès de la Securities and Exchange Commission (la « SEC ») une déclaration d’enregistrement sur le formulaire S-4 qui comprend le Prospectus. Le Prospectus contient des renseignements importants à propos de l’offre d’échange, GE, Synchrony Financial et des questions connexes, et GE a livré le Prospectus aux détenteurs d’actions ordinaires de GE. LES INVESTISSEURS ET PORTEURS DE TITRES SONT PRIÉS DE LIRE LE PROSPECTUS ET TOUT AUTRE DOCUMENT PERTINENT DÉPOSÉS AUPRÈS DE LA SEC, DÈS QUE CEUX-CI SONT DISPONIBLES ET AVANT DE PRENDRE TOUTE DÉCISION D’INVESTISSEMENT. GE, Synchrony Financial, leurs administrateurs et dirigeants, et les chefs de file désignés par rapport à l’offre d’échange ne font aucune recommandation quant à savoir si vous devriez participer à l’offre d’échange. L’offre sera faite uniquement par le Prospectus.

Les détenteurs d’actions ordinaires de GE peuvent obtenir gratuitement le Prospectus et les autres documents déposés auprès de la SEC, à la salle de référence publique de la SEC, situé à 100 F Street, N.E., Washington, D.C. 20549, et peuvent obtenir des renseignements sur le fonctionnement de la salle de consultation publique en appelant la SEC au 1-800-SEC-0330. Les détenteurs d’actions ordinaires de GE peuvent également obtenir des exemplaires du Prospectus et des autres documents déposés auprès de la SEC par la poste auprès de la SEC à l’adresse ci-dessus, aux taux prescrits. La SEC maintient également un site Web qui contient des rapports, des déclarations de procuration et d’autres renseignements que GE et Synchrony Financial déposent électroniquement auprès de la SEC. L’adresse de ce site Web est http://www.sec.gov. Les détenteurs d’actions ordinaires de GE peuvent également obtenir un exemplaire du Prospectus en cliquant sur le lien approprié sur ce site. Sinon, Georgeson Inc., l’agent d’information pour l’offre d’échange, peut prendre, sur demande, les mesures nécessaires pour envoyer le Prospectus aux détenteurs d’actions ordinaires de GE qui appellent le 866 300-8594 (sans frais aux États-Unis) ou le 781 575-2137 (à l’étranger).

GE Investment Distributors, Inc. SEC Registered Broker-Dealer - Member FINRA & SIPC	C/O U.S. Bancorp Fund Services, LLC P.O. Box 701 Milwaukee WI 53201-0701 United States Tel: 800-242-0134

TIME SENSITIVE: IMMEDIATE ATTENTION REQUIRED

October 19, 2015

Dear GE Stock IRA Account Holder:

On October 19, 2015, General Electric Company (“GE”) announced that it is offering to exchange shares of Synchrony Financial (“Synchrony”) common stock (“Synchrony Stock”) for shares of GE common stock (“GE Stock”) (the “Exchange Offer”), on the terms and subject to the conditions described in the attached Prospectus. The Exchange Offer is designed to provide approximately $107.53 of Synchrony Stock for each $100 of GE Stock, as described in the Prospectus.

As a current shareholder of GE Stock through the GE Stock IRA plan, you are eligible to participate in the Exchange Offer. To participate in the Exchange Offer you must first transfer your shares of GE Stock held through the GE Stock IRA plan to an outside brokerage firm as shares of Synchrony Stock cannot be held in the GE Stock IRA plan. This transfer process can take several weeks or more and the deadline for submission to participate in the Exchange Offer is midnight on November 16, 2015. Therefore, should you wish to participate in the Exchange Offer, your immediate action is required. If you do not wish to participate in the Exchange Offer, there is no action required on your part.

The decision to participate or not in the Exchange Offer is entirely yours. Like all investments, investing and participating in the Exchange Offer involves various risks and you may gain or lose money. To understand the Exchange Offer fully and for a more complete description of the terms and conditions of the Exchange Offer, you should carefully read the attached Prospectus. Please be aware that GE, Synchrony and GE Investment Distributors, Inc. (“GEID”) are not making any recommendation as to whether or not you should invest in GE Stock or participate in the Exchange Offer. As with any major financial decision, please also consult a personal financial advisor to determine if participating in the Exchange Offer is right for you. These materials do not constitute investment, legal or tax advice.

As was previously communicated to you in letters dated September 21, 2015 and October 5, 2015 and reiterated in this letter, you are only able to participate in the Exchange Offer if you transfer your existing GE Stock shares in your GE Stock IRA account from GEID to an account at an outside brokerage firm. Your new firm will then provide you with the documentation necessary to process the exchange. For your convenience, GE has partnered with Fidelity Investments (“Fidelity”) to allow you to open an IRA account with Fidelity in which you can hold shares of Synchrony Financial. We have included additional copies of Fidelity’s required documentation to transfer your GE Stock IRA account. Please know that other financial institutions offer similar programs and GE does not sponsor or endorse Fidelity’s offering.

If you have questions or need additional information about transferring your existing GE Stock IRA account, please contact the GE Mutual Funds Shareholder Servicing Center at 800-242-0134 Monday through Friday between 9:00 am and 8:00 pm Eastern Time.

Sincerely,

GE Investment Distributors, Inc.

GE Investment Distributors, Inc., a registered broker-dealer and member FINRA & SIPC, is the principal underwriter of the GE Mutual Funds and a wholly owned subsidiary of GE Asset Management Incorporated, the investment advisor of the funds.

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.